Exhibit 12.1

	The Company		The Predecessor
	April 28, 2010 to December 31, 2010	January 1, 2010 to April 27, 2010	Year Ended December 31,
			2009	2008	2007	2006
Calculation of Earnings:
Add:
Net (loss) income attributable to the common shareholders and controlling interest of the Predecessor	$(3,859)	$(134)	$243	$(382)	$111	$35
Fixed charges (see below)	3,692	589	1,641	1,947	1,641	1,201

Subtract:
Interest capitalized	—	(106)	(282)	(354)	(48)	—

Total (deficit) earnings before fixed charges	(167)	349	1,602	1,211	1,704	1,236

Fixed charges:
Interest expense	3,692	483	1,359	1,593	1,593	1,201
Interest capitalized	—	106	282	354	48	—

Total fixed charges	3,692	589	1,641	1,947	1,641	1,201

Ratio of earnings to fixed charges	(0.05)	0.59	0.98	0.62	1.04	1.03

Preferred stock dividends

Ratio of earnings to combined fixed charges and preferred stock dividends	(0.05)	0.59	0.98	0.62	1.04	1.03

Preferred stock dividends	$—	$—	$—	$—	$—	$—